November 9, 2010

VIA EDGAR

Mr. Justin Dobbie

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation (the “Company”)
Registration Statement on Form S-4 Filed October 29, 2010
Commission File No. 333-170216

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of the Company, in connection with the Registration Statement on Form S-4 filed October 29, 2010, please find enclosed the Company’s response to the comments of the Staff by correspondence dated November 8, 2010. The comments of the Staff are repeated in italics below, followed by the Company’s response.

Supplemental Letter

1. We note that you are registering 5.78% Notes due 2040 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Staff Comment

The Company is registering the exchange offer in reliance on the Staff’s positions set forth in Exxon Capital Holdings Corp. (available April 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). The Company will,

Mr. Justin Dobbie

Ms. Sonia Bednarowski

November 9, 2010

prior to effectiveness of the registration statement, provide a supplemental letter to the Staff in accordance with the aforementioned Staff no-action letters and Staff comments reproduced in this letter.

We appreciate your assistance in reviewing this letter. Please direct any questions or comments to Walter L. Draney at (312) 845-3273 or Jonathan A. Koff at (312) 845-2978, in each case at Chapman and Cutler LLP.

Very truly yours,

By:	/s/ James J. Theisen, Jr.
	Name:	James J. Theisen, Jr.
	Title:	Associate General Counsel and
Assistant Secretary

WLD:erk

cc:	Timothy S. Dunning
Walter L. Draney
Jonathan A. Koff